CLSA Americas, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Financial Statements and Supplementary Schedules
Pursuant to the Securities Exchange Act of 1934, Rule 17a-5
December 31, 2021
(With Independent Registered Public Accounting Firm's Report Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69166

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___CLSA Americas, LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___1301 Avenue of the Americas 15th Floor___

(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Holub	(212) 549-5062	william.holub@clsa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___PricewaterhouseCoopers LLP___

(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
 accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
 CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

We, Raymond Tam and William Holub, swear (or affirm) that, to the best of our knowledge and belief, the financial report pertaining to the firm of CLSA Americas, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



LOREEN SAM
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SA6184559
Qualified in Kings County
My Commission Expires 05-16-2024

Raymond Tam, Chief Executive Officer

William Holub, Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☒ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CLSA AMERICAS, LLC

(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Table of Contents

December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Shareholder of CLSA Americas, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CLSA Americas, LLC (the "Company") as of December 31, 2021, and the related statement of operations, of changes in member's equity, of changes in liabilities subordinated to claims of general creditors and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodities Futures Trading Commission, the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934 and the Information for Possession and Control Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2021 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, *300 Madison Avenue New York, New York 10017-6204*
T: 646 471 3000/4000, www.pwc.com/us



pwc

Pricewaterhouse Coopers LLP

February 28, 2022

We have served as the Company's auditor since 2013.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Financial Condition

December 31, 2021

(U.S. dollars in thousands)

ASSETS

Cash and cash equivalents	$	59,145
Cash and securities segregated under Federal and other regulations		3,000
Restricted cash		2,656
Receivables:		
Clearing firm		8,802
Brokers and dealers		2
Customers		4,153
Affiliates		4,067
Furniture and equipment, net of accumulated depreciation of $7,097		294
Right-of-use assets, net of accumulated depreciation of $7,072		2,458
Deferred taxes		18,652
Other assets		1,135
Total assets	$	**104,364**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	3,803
Customers		2
Affiliates		10
Accrued compensation and benefits		8,133
Commission sharing agreement accrued liabilities		2,837
Lease liabilities		3,946
Accrued expenses and other liabilities		3,824
Total liabilities	$	**22,555**

Commitments and contingencies, Note 15

Member's equity		81,809
Total liabilities and member's equity	$	**104,364**

The accompanying notes are an integral part of these financial statements.

These financial statements and supplementary schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Operations

For the Year Ended December 31, 2021

(U.S. dollars in thousands)

Revenues:		
Commissions	$	14,338
Service fees from affiliates		32,831
Principal transactions		(78)
Other revenues		813
Interest and Dividends		16
Total revenues	$	**47,920**
Expenses:		
Compensation and benefits	$	21,856
Occupancy and equipment costs		4,078
Data processing and communication		3,161
Trade execution, floor brokerage and clearance charges		2,773
Travel and entertainment		80
Other general and administrative		763
Professional fees		1,040
Interest expense		72
Allocated expenses from affiliates		2,442
Total expenses	$	**36,265**
Profit before income taxes		**11,655**
Income tax benefit		13,655
Net Income	$	**25,310**

The accompanying notes are an integral part of these financial statements.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2021

(U.S. dollars in thousands)

Member's equity, January 1, 2021	$	61,499
Return of Capital		(5,000)
Net Income		25,310
Member's equity, December 31, 2021	**$**	**81,809**

The accompanying notes are an integral part of these financial statements.

These financial statements and supplementary schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2021

(U.S. dollars in thousands)

Balance, January 1, 2021	$	-
Issuance		-
Payments		-
Balance, December 31, 2021	$	-

The accompanying notes are an integral part of these financial statements.

These financial statements and supplementary schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2021

(U.S. dollars in thousands)

Cash flows from operating activities:		
Net income	$	25,310
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,555
Deferred tax benefit		(13,707)
Changes in assets and liabilities:		
(Increase) Decrease in receivables from:		
Clearing firm		(337)
Brokers and dealers		2,090
Customers		(675)
Affiliates		(1,423)
Increase in other assets		(398)
Increase (Decrease) in payables to:		
Brokers and dealers		882
Customers		(2,090)
Affiliates		(1,805)
Decrease in accrued compensation and benefits		(373)
Increase in commission sharing agreement accrued liabilities		65
Decrease in lease liabilities		(3,561)
Increase in accrued expenses and other liabilities		54
Net cash provided by operating activities		6,587
Cash flows from investing activities:		
Increase in furniture and equipment		(75)
Net cash used in investing activities		(75)
Cash flows from financing activities:		
Capital distribution		(5,000)
Net cash used in financing activities		(5,000)
Net increase in cash and cash equivalents		1,512
Cash, cash equivalents and restricted cash as of beginning of year		63,289
Cash, cash equivalents and restricted cash as of end of year	$	64,801
Breakdown of Cash, cash equivalents and restricted cash		
Cash and cash equivalents	$	59,145
Cash and securities segregated under Federal and other regulations		3,000
Restricted cash		2,656
Total	$	64,801
Supplemental disclosure of cash flows information:		
Cash paid during the year for interest	$	72
Cash paid during the year for income taxes	$	0

The accompanying notes are an integral part of these financial statements.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2021

(U.S. dollars in thousands unless otherwise noted)

(1) Business Description and Organization

CLSA Americas, LLC (the "Company") is a wholly-owned subsidiary of CLSA Americas Holdings, Inc. (the "Parent"), which is wholly-owned by CLSA BV ("CLSA"), which is owned by CITIC Securities International Company Limited ("CITIC"). The Company is a single member Limited Liability Company ("LLC") with the Parent, a Delaware corporation, as the sole member. The Company is a regulated member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association and other market centers/self-regulators. The Company provides brokerage services to institutional investors. In addition, the Company is the U.S. representative broker for CITIC and certain of entities under common control, as well as CL Securities Taiwan Company Limited in compliance with the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 15a-6 (providing "15a-6 services"). The Company also performs middle and back office services for affiliates.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, and overnight demand deposits that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

(d) Loss Contingencies

With respect to all significant matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome is at least reasonably possible, and no accrual for an estimated loss has been made or an exposure to loss exists in excess of the amount accrued, the Company discloses that fact together with the estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2021

(U.S. dollars in thousands unless otherwise noted)

(e)   Revenue recognition

The Company executes securities transactions for its customers. Customer securities transactions are recorded on a trade date basis, with related commission income and expenses reported on a trade date basis. The Company considers its performance obligation satisfied on the trade date because on that date the transaction details have been defined, the trade confirmation has been issued to the customer, and the risks and rewards of ownership have been transferred to/from the customer. Receivables from customers include amounts due on securities transactions that are unsettled as of the date of the financial statements.

Receivables from clearing firm include amounts due on securities transactions that are unsettled as of the date of the financial statements.

The Company executes securities transactions for its affiliates. Affiliates securities transactions are recorded on a trade date basis, with related commission income on a trade date basis. The Company considers its performance obligation satisfied on the trade date because on that date the transaction details have been defined, the trade confirmation has been issued to the affiliate, and the risks and rewards of ownership have been transferred to/from the affiliate. Receivables from affiliates include amounts due on securities transactions that are unsettled as of the date of the financial statements.

Service fees are recorded and billed on an accrual basis as of month-end to affiliates. The Company considers its performance obligation satisfied on the billing date because on that date the transaction details have been defined, the invoice has been issued to the affiliate, and the risks and rewards of ownership have been transferred to the affiliate. These amounts are calculated, billed and collected from affiliates in accordance with Service Level and Residual Profit Agreements.

The Company regularly assesses its receivable balances for collectability.

(f)   Commission Management Program

The Company and its affiliates enter into Client Commission Arrangements and Commission Sharing Agreements ("CCAs"/"CSAs") with customers. CSA/CCA customers may allocate a portion of their gross commissions to pay for investment related research and authorized brokerage related services provided by third parties and its affiliates in accordance with SEC Rule 28(e). The Company records its commissions net of commission sharing expenses in the Statement of Operations.

The Company executes all CCAs or CSAs with Americas domiciled clients. On trades where the Company's affiliates recognize the commission revenue, those affiliates recognize the commission sharing expense and pay this expense to the Company. The Company's affiliates execute CCAs or CSAs with non-Americas domiciled clients. On trades where the company recognizes the commission revenue, the Company recognizes the commission sharing expense and pays this expense to its affiliates.

(g)   Income Taxes

The Company is a Limited Liability Company which has elected to be a disregarded entity for U.S. tax purposes. The Company's income or loss is included in the Parent's U.S. corporate income tax returns with the Parent taxed as a C corporation.

These financial statements and supplementary schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

9

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2021

(U.S. dollars in thousands unless otherwise noted)

The Company applies a modified benefit-for-loss method. This means income taxes are generally calculated as if the Company files on a separate return basis, but the net operating loss or other attributes of the Company are characterized as realized or realizable when such attributes are realized or realizable by the consolidated tax group, even if the Company would not otherwise have realized the attributes on a stand-alone basis. The amount of the current tax expense/(benefit) is recorded as a (payable)/receivable from the Parent. During 2021 the Company did not change its tax allocation policy.

Deferred income taxes are recorded for the effects of temporary differences between the reported amounts in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Parent's future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense to be recognized is measured as the amount of expense that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

The Company recognizes interest and penalties related to income taxes in Other general and administrative expenses in the Statement of Operations.

See *Note 9*, Income Taxes, for additional detail.

(h)   Securities Owned, at fair value

Trading investments are stated at fair value with unrealized gains and losses reported in principal transactions in the Statement of Operations. Realized gains and losses on the sale of investments are included in principal transactions in the Statement of Operations on a trade date basis.

See *Note 8*, Fair Value, for additional detail.

(i)   Employee Benefit Plan

The Company's contributions to the defined contribution plan are predetermined by the terms of the plan, which outline the amount to be contributed for each employee for each year.

See *Note 11*, Employee Benefit Plans, for additional detail.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2021

(U.S. dollars in thousands unless otherwise noted)

(j)   Deferred Compensation

The Company amortizes all deferred compensation on a straight-line method over the life of the award. Share-based amounts are adjusted annually based upon the change in the underlying value of the deferred bonus units.

See *Note 14*, Deferred Compensation, for additional detail.

(k)   Receivables from/Payables to Brokers and Dealers

Receivables from brokers and dealers include securities failed-to-deliver. Payables to brokers and dealers include securities failed-to-receive.

See *Note 5*, Receivable from/Payable to Broker Dealers, for additional detail.

(l)   Receivables from/Payables to Customers

Receivables from customers include securities failed-to-deliver and receivables for research and other services invoices issued. Payables to customers include securities failed-to-receive.

(m)   Receivables from Clearing Firm

Securities transactions are cleared through the Company's clearing firm on a fully-disclosed basis. Receivables from clearing firm include commissions earned on these transactions less costs charged by the clearing firm to settle these transactions. Receivables from clearing firm also include cash or deficit cash balances in the Company's proprietary accounts at the clearing firm, and $1,000 and $7,000 as cash clearing deposit and margin deposit.

(n)   Furniture and Equipment

The Company's policy is to capitalize furniture, equipment and software with a cost greater than $2. The Company depreciates its capitalized assets over the estimated useful life, which typically ranges from 3 to 5 years.

(o)   Right-of-use Assets

The Company's policy is to capitalize operating leases with a duration longer than 12 months. The Company amortizes its right-of-use assets over the life of the lease.

See *Note 7*, Right-of-use Assets and Lease Liabilities, for additional detail.

(p)   Evaluation of Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Financial Statements
December 31, 2020

(U.S. dollars in thousands unless otherwise noted)

over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from Clearing Firm

The Company's receivables from Clearing Firm primarily include cash from settled transactions, cash for margin and clearing deposit purposes and unsettled commissions receivables. The Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Clearing Firm. Because of this daily settlement of trades and monthly transfer of cash (representing commissions less clearance and settlement costs), the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

The Company reviews the credit quality of the Clearing Firm on a regular basis. The Company has a multi-year relationship with the Clearing Firm with no history of credit losses. The Company's estimate of credit losses considers this history, current conditions, and a reasonable and supportable forecast over the life of the receivable.

All receivables from the clearing firm, other than the cash clearing deposit, were originated in 2021.

Receivables from brokers and dealers

The Company carries failed trades for its off-shore affiliates as its 15a-6 broker. Fail-to-deliver securities are included in Receivable from brokers and dealers. The Company reviews the credit quality of its affiliates and customers on a regular basis.

Receivables from Customers

Receivables from customers include securities failed-to-deliver and receivables for research and other services invoices issued. The Company reviews the credit quality of its affiliates and customers on a regular basis.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2021

(U.S. dollars in thousands unless otherwise noted)

(3)   Cash and securities segregated under Federal and other regulations

The Company is required to calculate its reserve requirements under Rule 15c3-3 of the Exchange Act ("Rule 15c3-3"). In connection with that requirement, as of December 31, 2021, $3,000 of cash was segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3.

(4)   Restricted Cash

The Company has entered into a sub-lease that expires in February 2023 and a new office lease that expires in February 2033 and in accordance with the terms of the agreements the Company's bank has issued Letters of Credit ("LOC") in the name of the sub-landlord and landlord, accordingly. As of December 31, 2021, $2,656 of cash was segregated in a separate non-interest bearing bank account under the LOC.

(5)   Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers excluding the Company's Clearing Firm as of December 31, 2021, consisted of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$ 2	$ 3,803
	$ 2	$ 3,803

(6)   Furniture and Equipment, net

The Company's furniture and equipment as of December 31, 2021, consisted of the following:

Furniture and fixtures	$ 45
Computer equipment and hardware	5,719
Software	1,397
Capitalized lease assets	230
	7,391
Less: Accumulated depreciation/amortization	(7,097)
	$ 294

For the year ended December 31, 2021, the Company recorded $164 in depreciation and amortization expense, included in Occupancy and equipment costs.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2021

(U.S. dollars in thousands unless otherwise noted)

(7) Right-of-use Assets and Lease Liabilities

On adoption of ASU 2016-02, the Company applied a modified retrospective transition and as such recognized lease liabilities in relation to leases which had previously been classified as "operating leases" under generally accepted accounting principles of the United States of America. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company's borrowing rates.

The weighted average borrowing rate is 4.6%.

The weighted average remaining lease term is 1.1 years.

The Company's Right-of-use assets as of December 31, 2021, consisted of the following:

Office space	$ 8,773
Data centers	268
Business contingency site	489
	9,530
Less: accumulated depreciation	(7,072)
	$ 2,458

For the year ended December 31, 2021, the Company recorded $2,391 in depreciation expense, included in Occupancy and equipment costs.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2021 are as follows:

Year	Payments Due
2022	$ 3,466
2023	547
Total Undiscounted lease payments	4,013
Less: Imputed interest	(67)
Total lease liabilities	$ 3,946

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2021

(U.S. dollars in thousands unless otherwise noted)

(8) Fair Value

FASB Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs were used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The Company's policy is to recognize transfers between levels at year-end. For the year ended December 31, 2021, the Company did not have any such transfers.

The Company does not have any Financial Instruments that are required to be measured at Fair Value.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments as recognized on the Statement of Financial Condition approximates their carrying value because they have limited counterparty credit risk and are short-term replaceable on demand or bear interest at market rates.

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$ 59,145	-	-	$ 59,145
Cash and securities segregated	3,000	-	-	3,000
Restricted cash	2,656	-	-	2,656
Receivables-Clearing Firm	8,000	$ 802	-	8,802
Receivables-Brokers and dealers	-	2	-	2
Receivables-Customers	-	4,153	-	4,153
Receivables-Affiliates	-	4,067	-	4,067
Total assets	**$ 72,801**	**$ 9,024**	**$ -**	**$ 81,825**

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Payables-Brokers and dealers	-	$ 3,803	-	$ 3,803
Payables-Customers	-	2	-	2
Payables-Affiliates	-	10	-	10
Total liabilities	**$ -**	**$ 3,815**	**$ -**	**$ 3,815**

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Financial Statements
December 31, 2021
(U.S. dollars in thousands unless otherwise noted)

(9)   Income Taxes

Profit before income taxes and income tax expense for the year ended December 31, 2021, consist of:

Profit before income taxes:	$	**11,655**
Income tax expense:		
Current tax expense	$	(52)
Deferred tax benefit		13,707
Income tax benefit	$	**13,655**

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are associated with bonuses that are not currently deductible for tax purposes, depreciation not currently deductible for tax purposes, accrued restructuring costs not currently deductible for tax purposes, deferred rent and net operating loss carryforward. The tax effect of significant items comprising the net deferred tax asset is as follows:

Deferred tax asset:

Differences between book and tax basis:

Compensation	$	1,793
Deferred rent		1,093
Right-of-use assets		(569)
Depreciation		26
Accrued liabilities		87
Net operating loss and other carryforward		16,221
Net deferred tax asset	$	18,652

The Company regularly evaluates the need for deferred tax asset valuation allowances based on a more likely than not standard as defined by generally accepted accounting principles. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction. The Company considers the following possible sources of taxable income when assessing the realization of deferred tax assets:

- future reversals of existing taxable temporary differences;
- future taxable income exclusive of reversing temporary differences and carryforwards;
- tax planning strategies.

The assessment regarding whether a valuation allowance is required or should be adjusted also considers all available positive and negative evidence factors, including but not limited to:

- nature, frequency and severity of recent losses;
- duration of statutory carryforward periods;
- historical experience with tax attributes expiring unused; and
- near- and medium-term financial outlook.

These financial statements and supplementary schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2021

(U.S. dollars in thousands unless otherwise noted)

The evaluation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in the financial statements or tax returns and future profitability. The Company's accounting for deferred taxes represents management's best estimate of those future events. Changes in the current estimates, due to unanticipated events or otherwise, could have a material effect on the Company's financial condition and results of operations.

The Company considers objectively verifiable evidence that its current earnings model is capable of generating future taxable income sufficient to utilize the net operating loss carryforwards as of December 31, 2021.

Other positive evidence considered in connection with the Company's decision to release its deferred tax asset valuation allowance include the historic ability to utilize deferred tax assets before they expire, as well as its detailed forecasts projecting the realization of the deferred tax assets before expiration.

Upon considering all of the available positive and negative evidence, and the extent to which that evidence was objectively verifiable, the Company determined that the positive evidence outweighs the negative evidence and the deferred tax assets are more likely than not realizable. As a result, the valuation allowance has been reversed in the amount of $17,734, during the year ended December 31, 2021 that benefited income tax expense.

The principal reasons for the difference between the effective tax rates and the 2021 Federal corporate statutory tax rate of 21% are the release of the valuation allowance established against the deferred tax asset, NOL utilization, non-deductibility of travel and entertainment expenses and state taxes.

The Company's Parent is subject to taxation in the United States and various state and local jurisdictions. Prior to January 1, 2019, the Company was subject to taxation in the United States and various state and local jurisdictions. As of December 31, 2021, the Company and the Parent tax returns for 2018 to 2020 are subject to examination by Federal, state and local tax authorities. The Federal tax authority completed its examination of the Company's 2013 and 2014 Federal corporate income tax returns during 2016, with no proposed adjustments. As of December 31, 2021, the Company has no amount of unrecognized tax benefits. For the year ended December 31, 2021, the Company has not recognized any amounts associated with unrecognized tax benefits.

As of December 31, 2021, the Company has a Federal net operating loss carryforward of $66,622 which begin to expire in 2035.

As of December 31, 2021, the Company has State and Local net operating loss carryforwards of $32,019 which begin to expire in 2027.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2021

(U.S. dollars in thousands unless otherwise noted)

(10) Related Party Transactions

Expenses are allocated to the Company by CLSA Limited ("Limited"), SetClear Pte. Ltd. ("SetClear") and CLSA Singapore in accordance with Service Level Agreements ("SLAs"). The services provided to the Company primarily relate to technology, management, research, and sales, trading and marketing services. Allocated expenses from affiliates, for the year ended December 31, 2021, are shown separately in the Statement of Operations, were $2,442. The related payable of $7 is in Payable to affiliates and the related receivable of $16 and the related payable of $357 are netted in Receivable from affiliates.

The Company allocates expenses to Limited, SetClear, CLSA India Private Ltd, CLSA Finance Limited, CSI Global Markets Ltd., CSI Capital Management Ltd., CITIC Securities International USA, LLC ("CSIUSA") and the Parent in accordance with SLAs. The services provided to affiliates under the SLAs primarily relate to management, sales, trading and marketing services, technology and other middle and back office functions. In addition, effective January 1, 2021 the Company entered into Residual Profit Split agreements ("RPSs") based upon the business lines operating within the Company. Under the RPSs agreements, the Company recognizes a portion of the global business profitability or loss as additional income or expense. Expenses allocated to affiliates under SLAs and revenue recognized under the RPSs for the year ended December 31, 2021 were $32,831 and are presented separately in the Statement of Operations. A related receivable of $2,651 is in Receivables from affiliates and a related receivable of $3 is netted in Payable to affiliates.

Certain expenses of the Company incurred in the normal course of business are paid by Limited and other affiliates and reimbursed by the Company. The expenses paid by affiliates for the year ended December 31, 2021, which are included in the appropriate line(s) based on expense type in the Statement of Operations, were $351. The related payable of $72 for such expenses are included net within Receivables from affiliates and receivable of $35 is in Receivables to affiliates.

Certain expenses of the Company's affiliates incurred in the normal course of business are paid by the Company and reimbursed by the affiliates. Such amounts are billed and collected on a monthly basis. The expenses paid on behalf of affiliates by the Company for the year ended December 31, 2021, were $266. The related receivable of $59 is in Receivables from affiliates.

The Company executes orders for Limited and CLSA Global Markets Limited, on which it earns execution fees. These orders are only in securities listed or traded on markets in North or South America. For the year ended December 31, 2021, commission revenue includes $2,989 for these services. The related receivable of $431 is in Receivables from affiliates.

The Company acts as the collection agent for all payments to CLSA Group for research and retention services from Americas-domiciled clients. This means certain amounts of funds received are payments for research and retention services provided by other CLSA entities. During the year ended December 31, 2021, the Company issued research invoices for $7,644 on behalf of Limited for research services provided to Americas clients. The payable of $1,553 as of December 31, 2021, is netted in Receivables from affiliates. During the year ended December 31, 2021, the Company issued retention invoices for $1,179 on behalf of Limited for research services provided to Americas clients. The payable of $243 as of December 31, 2021, is netted in Receivables from affiliates.

During the year ended December 31, 2021, the Company accrued CCA/CSA account credits due to affiliates for non-Americas domiciled clients of $365, which are netted in Commissions in the Statement of Operations. The payable of $28 as of December 31, 2021 is netted in Receivable from affiliates.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2021

(U.S. dollars in thousands unless otherwise noted)

During the year ended December 31, 2021, the Company's affiliates accrued CCA/CSA account credits due to CLSAA for Americas domiciled clients of $26,341. The receivable of $2,984 as of December 31, 2021, is in Receivables from affiliates.

The Company leases office space to an affiliate that expires in February 2023. During the year ended December 31, 2021 the Company received payments from the affiliate under the Sublease of $77. The receivable of $6 as of December 31, 2021, is in Receivable from affiliates.

The Company's application of the modified benefit-for-loss method will result in cash payments to the Parent of $542. Cash payments to the Parent primarily relate to the estimated net operating loss utilization of affiliates during the year. The related receivable of $108 as of December 31, 2021 is included in Receivable from Affiliates.

The Company has a cash account with HSBC in Hong Kong ("cash pool account"). This account is a part of the CLSA Group intercompany cash pooling arrangement with HSBC. Under this arrangement, while all funds contributed to the pool remain in the contributing company's cash account, the Parent can draw against such funds. As of December 31, 2021, the amount in the Company's cash pool account was $3 which is included in Cash and cash equivalents on the Statement of Financial Condition. The account balance is considered a nonallowable asset for capital purposes under the Uniform Net Capital Rule 15c3-1 of the Exchange Act.

The Company has a $200,000 uncommitted revolving credit facility (the "Finance Credit Facility") with CLSA Finance, an affiliate, with no established maturity date. The Finance Credit Facility is available for the Company's business purposes, and the Company can draw directly under the Finance Credit Facility.

The Finance Credit Facility include customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the BV Credit Facility and Finance Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate.

Amounts under the Finance Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time. Voluntary prepayments by the Company are permitted at any time without fee. Borrowings under the Finance Credit Facility bear interest at a prevailing market rate to be agreed between the parties from time to time.

During the year ended December 31, 2021, the Company did not draw upon the Finance Credit Facility. As of December 31, 2021, there was no amount outstanding under the Finance Credit Facility.

(11) Employee Benefit Plans

The Company sponsors a defined contribution plan. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 75% of their compensation, subject to the maximum allowable contribution as established by the Internal Revenue Code. The Company makes matching contributions, which will not exceed more than a total of 6% of the employee's eligible compensation. Participants are immediately vested in their contributions, earnings thereon, and employer match in the plan.

These financial statements and supplementary schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2021

(U.S. dollars in thousands unless otherwise noted)

Aggregate contributions to the 401(k) plan on behalf of the Company's employees for the year ended December 31, 2021 were $718, which are included in Compensation and benefits in the Statement of Operations. There was no associated liability.

(12) Regulatory Requirements

As a broker-dealer and as an introducing broker regulated by the CFTC, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, exceed the greater of $250 or two percent of aggregate debit items included in the Customer Reserve Calculation, as defined by Rule 15c3-3 of the Exchange Act. As of December 31, 2021, the Company had net capital of $54,357, which was $54,107 in excess of the minimum net capital requirement of $250. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies.

The Company is required to comply with SEC Rule 15c3-3 for all foreign transactions cleared on a delivery-versus-payment ("DVP") or receipt-versus-payment ("RVP") basis. The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another U.S. broker-dealer on a fully disclosed basis.

(13) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a DVP/RVP basis.

In accordance with industry practice, the Company records customer transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not currently expected to have a material adverse effect upon the Company's financial condition or results of operations.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument.

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)
Notes to Financial Statements
December 31, 2021
(U.S. dollars in thousands unless otherwise noted)

(c) *Market Risk*

Market risk is defined as the exposure to adverse changes in the market value of a security due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity.

The Company does not engage in proprietary trading activities and thus does not typically hold overnight positions.

In the course of broking the Company will, from time to time, facilitate customer orders that result in market risk exposures. The Company manages the market risks associated with these activities by completing the transactions in a short period of time in a trading day. In addition, such transactions are monitored through a variety of risk measures and techniques, by establishing intra-day limits and by monitoring exposures and limits on a daily basis.

(14) Deferred Compensation

The Company issue cash-based deferred compensation to employees, at its discretiou. For all deferred compensation, vesting is generally conditional upon the eligible employees' continued employment with the Company during the vesting period(s), with vesting periods generally ranging from one to three years and accelerated vesting of awards in certain circumstances. All deferred compensation expense is recognized over the vesting period(s) and is classified in Compensation and benefits on the Statement of Operations. The amount of unvested deferred cash-based compensation commitments as of December 31, 2021 was $837.

For cash-based deferred compensation, as of December 31, 2021, the Company had accrued liabilities of $2,743, included in Accrued compensation and benefits on the Statement of Financial Condition.

(15) Commitments and Contingencies

The Company has entered into various office and data center leases/sub-leases. Such leases have been recorded on the books as a Right-of-use asset, as described in *Note 8*, Right-of-use Asset and Lease Liabilities.

The Company has entered into a new lease that will commence in 2022. As of December 31, 2021, future minimum lease payments due under the office lease are approximately as follows:

Year	Payments Due
2022	$ -
2023	1,325
2024	1,325
2025	1,325
2026	1,325
Thereafter	8,447
Total	13,747

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA Americas Holdings, Inc.)

Notes to Financial Statements

December 31, 2021

(U.S. dollars in thousands unless otherwise noted)

The Company has been named in several arbitration claims and threatened claims from former employees. The Company believes these claims are without merit but is required to participate in arbitration for all claims brought against the Company.

(16) Subsequent Events

We evaluated subsequent events through February 28, 2022, the date the financial statements were available to be issued.

No subsequent events were identified that require recognition or disclosure in the financial statements.

SUPPLEMENTARY SCHEDULES

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodities Futures Trading Commission

December 31, 2021

(U.S. dollars in thousands)

Total ownership equity	$	81,809
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital	$	**81,809**
Deductions and/or charges:		
Restricted cash	$	2,656
Receivables from affiliates		4,067
Receivables from customers		-
Fixed Assets, net		294
Deferred Tax Asset, net		18,652
Other		1,297
Total Non-allowable assets from Statement of Financial Condition	$	26,966
Other deductions and/or charges:		486
Total deductions and/or charges	$	27,452
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions	$	**54,357**
Haircuts on securities:		
United States government obligations	$	-
Stocks and warrants		-
Options		-
Other securities		-
Total haircuts on securities	$	-
Net capital	$	**54,357**
Computation of Alternative Net Capital Requirement:		
a) 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$	75
b) Minimum dollar net capital requirement of reporting broker or dealer		250
Net capital requirement (greater of above two amounts)		**250**
Excess net capital	$	54,107
Net capital in excess of the greater of:		
5% of combined aggregate debit items or 120% of minimum net capital requirement	$	54,057

Statement Pursuant to Paragraph 5(d)(4) of Rule 17a-5 under the Securities Exchange Act of 1934:

There are no material differences between the above computation of net capital and the corresponding computation prepared by CLSA AMERICAS, LLC as of the same date and included in the Company's unaudited Part II FOCUS Report filed on January 24, 2022.

**Computation for Determination of Reserve Requirements
for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934**

December 31, 2021

(U.S. dollars in thousands)

Credit balances:

Free credit balances and other credit balances in customers' security accounts	$	2
Monies payable against customers' securities loaned		-
Customers' securities failed to receive		3,803
Credit balances in firm accounts which are attributable to principal sales to customers		-
Other		336
Total credits	**$**	**4,141**

Debit balances:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	3,746
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		2
Margin required and on deposit with the Options Clearing Corporation		-
for all option contracts written or purchased in customer accounts		-
Aggregate debit items		3,748
Less 3% per Rule 15c3-1(f)(5)(i)		(112)
Total debits	**$**	**3,636**
Excess of total credits over total debits	**$**	**505**

Amount held on deposit in "Reserve Bank Account", including the value of qualified securities as of December 31, 2021	$	3,000
Amount of additional deposit, including the value of qualified securities as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934		-

Amount in "Reserve Bank Account" after adding deposit, including the value of qualified securities	**$**	**3,000**

Statement Pursuant to Paragraph 5(d)(4) of Rule 17a-5 under the Securities Exchange Act of 1934:

There are no material differences between this reserve computation and the corresponding computation prepared by CLSA AMERICAS, LLC as of the same date and included in the Company's unaudited Part II FOCUS Report filed on January 24, 2022.

Information for Possession and Control Requirements

for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2021

(U.S. dollars in thousands)

Customers' fully paid securities and excess margin securities not in the
respondent's possession or control as of the report date (for which instructions
to reduce to possession or control had been issued as of the report date) but
for which the required action was not taken by respondent within the time frames
specified under Rule 15c3-3 $ -

Number of Items   None

Customers' fully paid securities and excess margin securities for which instructions
to reduce to possession or control had not been issued as of the report date,
excluding items arising from "temporary lags which result from normal business
operations" as permitted under Rule 15c3-3 $ -

Number of Items   None